Exhibit 12.1

ChevronTexaco Corporation – Total Enterprise Basis

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Three Months
	Ended	Year Ended December 31,
	March 31,
	2002	2001	2000	1999	1998	1997

Net Income Before Extraordinary Item	$725	$3,931	$7,727	$3,247	$1,917	$5,920
Income Tax Expense	590	4,360	6,322	2,565	919	3,273
Distributions (Less Than) Greater Than Equity in Earnings of Affiliates	(51)	(489)	(26)	(288)	49	(908)
Minority Interest	12	121	111	71	62	82
Previously Capitalized Interest Charged to Earnings During Period	18	67	71	74	57	53
Interest and Debt Expense	147	833	1,110	1,132	1,057	870
Interest Portion of Rentals*	99	357	340	249	255	251

Earnings Before Provision for
Taxes And Fixed Charges	$1,540	$9,180	$15,655	$7,050	$4,316	$9,541

Interest and Debt Expense	$147	$833	$1,110	$1,132	$1,057	$870
Interest Portion of Rentals*	99	357	340	249	255	251
Preferred Stock Dividends of Subsidiaries	2	48	50	55	33	33
Capitalized Interest	16	122	108	38	63	109

Total Fixed Charges	$264	$1,360	$1,608	$1,474	$1,408	$1,263

Ratio Of Earnings To Fixed Charges	5.83	6.75	9.74	4.78	3.07	7.55

*	Calculated as one-third of rentals.